Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Antero Resources Corporation:

We consent to the use of our report dated February 12, 2020, with respect to the consolidated balance sheets of Antero Resources Corporation as of December 31, 2018 and 2019, the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change in accounting for leases.

/s/ KPMG LLP

Denver, Colorado

January 5, 2021